

April 23, 2013

Via E-mail
Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott Public Limited Company
1 Grand Canal Square, Docklands
Dublin 2, Ireland

   Re: Warner Chilcott Public Limited Company
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 22, 2013
            File No. 000-53772

Dear Mr. Herendeen:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

1. Your disclosure on page three and elsewhere indicates that you are losing patent exclusivity in 2013 and 2014 on products that account for a significant amount of your revenue. Please provide us proposed disclosure to be included in future periodic reports that quantifies the expected effect of these patent expirations on your financial position, results of operations and capital resources.

2. As indicated under provision for income taxes on page 72, your effective tax rate as a percentage of pre-tax income for the years ended December 31, 2012, 2011, and 2010 was 19%, 43%, and 44%, respectively. You state that the mix of income in foreign jurisdictions, overall reduction in tax reserves and other permanent differences decreased your effective tax

rate below the U.S. statutory rate. Please provide us proposed disclosure to be included in future periodic reports that quantifies and further explains each factor causing the change. Also, explain why the line item "effect of foreign tax rates, net" in your rate reconciliation on page F-38 had such a significant impact in fiscal 2012.

Consolidated Statements Of Comprehensive Income, page F-6

3. Please tell us how your presentation of comprehensive income meets the requirement in ASC 220-10-45-1B to present two separate but consecutive statements.

Notes to Consolidated Financial Statements
11. Goodwill and Intangible Assets, page F-20

4. Please provide us proposed disclosures to be included in future periodic reports that complies with ASC 350-30-50-2 for each period for which a statement of financial position is presented. The current disclosures do not address the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant